UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38320

KALEYRA, INC.

(Exact name of registrant as specified in its charter)

85 Broad Street

New York, NY 10004

(917) 508-9185

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.0001 per share

Warrants, each whole Warrant exercisable for one share of Common Stock at an exercise price of $40.25 per share

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common stock - 1

Warrants – 0

Explanatory Note: On October 5, 2023, Kaleyra, Inc. (the “Company”), Tata Communications Limited, a company listed on BSE Limited and National Stock Exchange of India Limited (“Tata Communications”) and TC Delaware Technologies Inc., a Delaware corporation and wholly owned subsidiary of Tata Communications (“Merger Sub”), completed the transactions contemplated by that certain Agreement and Plan of Merger, dated as of June 28, 2023 (the “Merger Agreement”), by and among the Company and Tata Communications. Pursuant to the Merger Agreement, Merger Sub merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Tata Communications.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

KALEYRA, INC.

Date: October 16, 2023	By:	/s/ Mauro Carobene
	Name:	Mauro Carobene
	Title:	Authorized Person

SEC 2069 (08-11)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.